FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______          Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

New Found Discovers Three New Gold Zones Along Appleton Fault Zone – Monte Carlo, K2 & Everest; Extends AFZ Mineralized Envelope to 4.1km X 400m

VANCOUVER, British Columbia--(BUSINESS WIRE)--May 10, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 40 diamond drill holes that were completed as part of a drill program designed to expand on known zones and test new target areas along the northern segment of the highly prospective Appleton Fault Zone (“AFZ”). New Found’s district-scale Queensway Project comprises a 1,662km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

AFZ North Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-895[1]	174.65	179.20	4.55	7.20	Lotto N
Including	178.60	179.20	0.60	32.56
NFGC-22-940[1]	80.25	83.80	3.55	11.13	Lotto N
Including	82.15	82.80	0.65	51.70
NFGC-22-953[1]	77.85	80.00	2.15	21.11	Lotto N
Including	78.25	78.75	0.50	86.70

NFGC-22-844[2]	154.45	162.10	7.65	21.13	Dome
Including	157.00	162.10	5.10	31.25

NFGC-23-1145[1]	61.80	66.55	4.75	13.04	Monte Carlo
Including	61.80	62.35	0.55	79.90
Including	64.15	64.55	0.40	20.10
NFGC-23-1151[1]	63.25	71.30	8.05	12.28	Monte Carlo
Including	65.00	65.60	0.60	51.30
Including	67.70	68.10	0.40	111.00

NFGC-22-827[2]	269.00	273.70	4.70	8.91	K2
Including	269.00	271.30	2.30	13.80
NFGC-22-892[1]	135.25	150.00	14.75	1.88	K2
NFGC-22-898[2]	176.00	187.00	11.00	3.00	K2
Including	182.20	183.00	0.80	14.80
NFGC-22-902[4]	59.00	61.00	2.00	28.58	K2
Including	59.00	60.00	1.00	48.80
NFGC-22-938[1]	45.20	57.10	11.90	1.94	K2
And	93.30	100.60	7.30	2.01
And	107.60	118.50	10.90	1.23
NFGC-22-959[3]	131.00	135.25	4.25	11.23	K2
Including	131.00	132.50	1.50	12.93
Including	133.20	134.80	1.60	13.45
And[4]	206.95	215.00	8.05	1.09
NFGC-22-986[3]	43.70	62.50	18.80	1.44	K2
And[1]	90.85	100.40	9.55	1.72

NFGC-22-888[2]	166.05	169.75	3.70	36.65	Everest
Including	166.05	166.65	0.60	13.00
Including	169.00	169.75	0.75	166.50
NFGC-22-930[2]	104.80	107.10	2.30	28.68	Everest
Including	105.40	105.90	0.50	131.50

Table 1: AFZ North Drilling Highlights

Note host structures are interpreted to be moderately dipping and true widths are generally estimated to be 170% to 95%, 240% to 70%, and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

  The Company’s ongoing 500,000m drill program has led to the discovery of three new gold zones – “Monte Carlo”, “K2” and “Everest”, in turn extending known mineralization along the AFZ to over 4.1km in strike length.
  These three new discoveries add to the growing list of zones that make up the “AFZ Mineralized Envelope” (see outline on Figure 2) that now includes Keats, Keats North, Cokes, Iceberg, Keats West, Road, Golden Joint, Dome, Lotto, Monte Carlo, Lotto North, Zone 36, K2, and Everest. While significant untested gaps still exist within the AFZ Mineralized Envelope, this 4.1km long mineralized strike area averages 400m in width (200m on each side of the AFZ), and in certain places extends a full 500m from the fault. Beyond this point is nearly completely untested, while the average vertical depth of all holes drilled in this 4.1km x 400m area is just 140m.

Monte Carlo Highlights:

  At Monte Carlo, the intervals of 12.3 g/t Au over 8.05m in NFGC-23-1151 and 13.0 g/t Au over 4.75m in NFGC-23-1145 are hosted by an east-west striking brittle fault zone that is associated with continuous quartz veining and gold mineralization over a current strike length of 150m. The Company’s current interpretation connects this gold-bearing structure over a strike length of 450m; additional infill drilling is required to confirm this model.
  Monte Carlo occurs adjacent to Lotto but on the west side of the AFZ and has features similar to both Lotto and Golden Joint. Exploration has been largely focused in the top 100m, several assays are pending, and mineralization is open in all directions.

K2 Highlights:

  At K2, initial highlight intervals of 28.6 g/t Au over 2.00m in NFGC-22-902, 11.2 g/t Au over 4.25m in NFGC-22-959, 8.91 g/t Au over 4.70m in NFGC-22-827, 3.00 g/t Au over 11.00m in NFGC-22-898, 1.88 g/t Au over 14.75m in NFGC-22-892 and 1.44 g/t Au over 18.80m in NFGC-22-986 are controlled by the K2 fault, located 725m north of Lotto on the west side of the AFZ adjacent to Zone 36. K2 represents a significant structural zone with similarities to the Keats Baseline Fault Zone (“KBFZ”) including a similar orientation and consisting of a complex network of stockwork-style gold-bearing quartz veins that occur within a broad domain of brittle faulting.
  Although at an early stage of interpretation and with several assays pending, mineralization associated with the K2 structure has already been traced over a strike length of 395m and to a maximum vertical depth of 250m. It remains open in all directions.
  K2 and Monte Carlo were discovered as part of the Company’s targeted drilling efforts with the exploration team identifying these KBFZ-oriented structures through a lineament study.

Everest Highlights:

  Systematic grid drilling working on the east side of the AFZ tagged into a new zone of veining grading 36.7 g/t Au over 3.70m in NFGC-22-888 and 28.7 g/t Au over 2.30m in NFGC-22-930. This zone is named “Everest” and is located 1.5km northeast of Lotto. Mineralization is spatially associated with a shear zone and is within close proximity to the AFZ.

Lotto North & Dome Highlights:

  Additional results have been received at Lotto North, confirming the continuity of the high-grade gold mineralization and bringing it to the surface with highlight intervals of 11.1 g/t Au over 3.55m in NFGC-22-940 and 21.1 g/t Au over 2.15m in NFGC-22-953. The high-grade hit in NFGC-22-895 of 7.20 g/t Au over 4.55m extends mineralization down dip to 200m vertical depth. Lotto-Lotto North has a combined strike length of 630m.
  At Dome, drilling targeting the hanging wall of the AFZ, between Golden Joint and Dome intersected a high-grade segment of the Dome structure returning 21.1 g/t Au over 7.65m in NFGC-22-844. The Dome structure remains open at depth and has been traced over 350m where it is interpreted to interact with Golden Joint before terminating at the AFZ.

Melissa Render, VP of Exploration of New Found, stated: “Since our discovery hole in 2019, exploration efforts have led to the definition of 14 distinct gold zones situated along a 4.1km long segment of the AFZ. Some of these zones are host to truly exceptional holes like those recently released at Iceberg and Keats West – intercepts that shine a spotlight on the extraordinary concentrations of gold that can be found at Queensway. Today’s discovery of three new gold zones highlights another unique facet of the Queensway Project – its size.

“Today we can stand back and look at an area measuring 4.1km x 400m that is host to numerous zones. These zones can differ in their structural orientations and gold grades and thicknesses. Yet, in aggregate, they tell a story of an emerging district that focuses around the AFZ Target Envelope at its core. More drilling will undoubtedly connect more dots and help to paint a fuller picture; the ongoing seismic program will allow us to target deeper, and drilling at the parallel JBP, Queensway South, and north at our VOA Option will guide the district-scale potential of Queensway.”

Drillhole Details
Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-708[3]	134.00	137.00	3.00	2.60	Lotto N
NFGC-22-847[2]	296.75	299.30	2.55	1.03	Lotto Main
NFGC-22-895[1]	174.65	179.20	4.55	7.20	Lotto N
Including	178.60	179.20	0.60	32.56
And[4]	192.00	194.45	2.45	5.99
Including	193.25	193.90	0.65	22.34
NFGC-22-904[4]	43.65	46.35	2.70	1.19	Lotto N
And[1]	259.00	261.25	2.25	3.79
Including	259.75	260.10	0.35	23.10
NFGC-22-923	No Significant Values				Lotto N
NFGC-22-940[1]	80.25	83.80	3.55	11.13	Lotto N
Including	82.15	82.80	0.65	51.70
NFGC-22-953[1]	77.85	80.00	2.15	21.11	Lotto N
Including	78.25	78.75	0.50	86.70
NFGC-22-963[4]	20.20	23.00	2.80	2.90	Lotto N
Including	20.80	21.30	0.50	14.35
And[1]	53.00	55.25	2.25	1.81
NFGC-22-1055[4]	35.35	37.75	2.40	4.67	Lotto N
NFGC-23-1147	No Significant Values				Lotto N

NFGC-22-844[4]	49.30	53.00	3.70	1.05	Monte Carlo
And[2]	154.45	162.10	7.65	21.13	Dome
Including	157.00	162.10	5.10	31.25

NFGC-22-834[1]	214.00	216.20	2.20	1.04	Monte Carlo
NFGC-22-877[1]	119.55	121.60	2.05	9.09	Monte Carlo
Including	119.55	120.30	0.75	23.94
And[3]	214.45	216.80	2.35	3.19
And[3]	222.80	226.35	3.55	2.03
NFGC-22-943[4]	96.00	98.00	2.00	1.10	Monte Carlo
NFGC-22-954[2]	158.95	162.00	3.05	1.52	Monte Carlo
NFGC-22-966[1]	90.75	95.00	4.25	2.07	Monte Carlo
And[1]	154.20	156.30	2.10	1.74
And[1]	162.60	167.55	4.95	2.11
And[1]	171.85	174.00	2.15	2.05
NFGC-22-977[4]	98.35	102.55	4.20	1.10	Monte Carlo
NFGC-23-1145[4]	11.65	14.15	2.50	1.74	Monte Carlo
And[1]	44.30	46.35	2.05	1.43
And[1]	61.80	66.55	4.75	13.04
Including	61.80	62.35	0.55	79.90
Including	64.15	64.55	0.40	20.10
And[4]	142.05	144.10	2.05	1.21
NFGC-23-1151[1]	63.25	71.30	8.05	12.28	Monte Carlo
Including	65.00	65.60	0.60	51.30
Including	67.70	68.10	0.40	111.00

NFGC-22-827[2]	269.00	273.70	4.70	8.91	K2
Including	269.00	271.30	2.30	13.80
And[2]	278.75	281.55	2.80	1.56
And[4]	289.50	291.85	2.35	1.05
And[4]	300.00	302.85	2.85	1.16
NFGC-22-846[3]	71.35	73.35	2.00	3.38	Lotto N
And[3]	79.35	81.45	2.10	2.13
And[2]	383.00	385.00	2.00	6.66	K2
Including	383.90	384.60	0.70	18.80
NFGC-22-866[2]	302.00	304.75	2.75	3.97	K2
And[2]	319.00	321.00	2.00	2.21
NFGC-22-892[2]	25.00	27.00	2.00	1.41	K2
And[1]	135.25	150.00	14.75	1.88
NFGC-22-898[2]	96.45	98.45	2.00	6.66	K2
Including	96.45	97.45	1.00	12.90
And[4]	114.50	117.00	2.50	2.35
And[4]	126.00	132.00	6.00	1.35
And[4]	142.90	145.00	2.10	1.10
And[2]	176.00	187.00	11.00	3.00
Including	182.20	183.00	0.80	14.80
And[4]	213.80	216.40	2.60	1.26
NFGC-22-902[4]	59.00	61.00	2.00	28.58	K2
Including	59.00	60.00	1.00	48.80
And[2]	74.10	76.10	2.00	2.32
NFGC-22-908[2]	200.90	203.00	2.10	1.06	K2
And[1]	226.90	228.90	2.00	3.37
NFGC-22-917[1]	171.00	173.75	2.75	1.08	K2
NFGC-22-938[1]	45.20	57.10	11.90	1.94	K2
And[4]	65.40	68.00	2.60	1.22
And[1]	93.30	100.60	7.30	2.01
And[1]	107.60	118.50	10.90	1.23
And[4]	140.95	143.10	2.15	1.74
NFGC-22-959[3]	131.00	135.25	4.25	11.23	K2
Including	131.00	132.50	1.50	12.93
Including	133.20	134.80	1.60	13.45
And[1]	165.70	169.00	3.30	1.26
And[4]	206.95	215.00	8.05	1.09
And[4]	265.10	267.45	2.35	3.59
NFGC-22-986[3]	43.70	62.50	18.80	1.44	K2
And[1]	90.85	100.40	9.55	1.72
And[4]	115.25	117.25	2.00	1.53
And[4]	121.25	123.65	2.40	1.29
And[4]	136.35	139.55	3.20	3.45
Including	136.35	136.70	0.35	25.80
NFGC-23-1206	No Significant Values				K2

NFGC-22-888[2]	150.00	152.00	2.00	2.34	Everest
And[2]	166.05	169.75	3.70	36.65
Including	166.05	166.65	0.60	13.00
Including	169.00	169.75	0.75	166.50
NFGC-22-893[4]	215.35	219.60	4.25	2.12	Everest
Including	219.30	219.60	0.30	17.95
NFGC-22-913[1]	88.50	90.80	2.30	1.02	Everest
NFGC-22-930[2]	104.80	107.10	2.30	28.68	Everest
Including	105.40	105.90	0.50	131.50
NFGC-22-932[4]	40.65	43.15	2.50	2.05	Everest
NFGC-22-1015[4]	68.00	70.90	2.90	1.20	Everest
And[4]	167.00	169.50	2.50	2.76
NFGC-22-1031	No Significant Values				Everest
NFGC-22-1078	No Significant Values				Everest
NFGC-23-1159[4]	111.80	117.75	5.95	1.92	Everest

Table 2: Summary of composite results reported in this press release for AFZ North

Note at Keats West, host structures are interpreted to be moderately dipping and true widths are generally estimated to be 170% to 95%, 240% to 70%, and 310% to 40% of reported intervals.4 True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-708	260	-48	234	659085	5429501	Lotto
NFGC-22-827	300	-45	390	659188	5429731	Lotto North
NFGC-22-834	300	-45	249	658838	5429126	Lotto
NFGC-22-844	120	-45	249	658410	5428680	Golden Joint
NFGC-22-846	300	-45	477	659228	5429652	Lotto North
NFGC-22-847	63	-65	381	658789	5429039	Lotto
NFGC-22-866	300	-45	330	659235	5429763	Lotto North
NFGC-22-877	299	-55	461	658632	5429148	Monte Carlo
NFGC-22-888	300	-45	272	659547	5430506	Lotto North
NFGC-22-892	300	-45	242	658967	5429766	K2
NFGC-22-893	300	-45	408	659285	5429849	Lotto North
NFGC-22-895	70	-45	243	658848	5429213	Lotto
NFGC-22-898	260	-44	230	658965	5429766	K2
NFGC-22-902	120	-45	218	658970	5429767	K2
NFGC-22-904	70	-45	339	658851	5429307	Lotto
NFGC-22-908	300	-45	249	659198	5429900	Lotto North
NFGC-22-913	335	-55	179	659502	5430475	Lotto North
NFGC-22-917	300	-45	354	659202	5429955	Lotto North
NFGC-22-923	90	-45.5	300	658851	5429307	Lotto North
NFGC-22-932	300	-45	351	659288	5429905	Lotto North
NFGC-22-930	300	-45	299	659506	5430530	Lotto North
NFGC-22-938	359	-47	158	659051	5429922	K2
NFGC-22-940	90	-45	135	658986	5429330	Lotto North
NFGC-22-943	300	-47	221	658359	5429317	Monte Carlo
NFGC-22-953	90	-45	213	658943	5429355	Lotto North
NFGC-22-954	300	-45	272	658340	5429031	Monte Carlo
NFGC-22-959	35	-66	293	658934	5429699	K2
NFGC-22-963	90	-45	108	658990	5429385	Lotto North
NFGC-22-966	340	-45	218	658341	5429031	Monte Carlo
NFGC-22-977	280	-45	179	658348	5429148	Monte Carlo
NFGC-22-986	330	-45	308	658965	5429767	K2
NFGC-22-1015	300	-45	311	659448	5430333	Lotto North
NFGC-22-1031	300	-45	90	659358	5430096	Lotto North
NFGC-22-1055	87	-66	135	658939	5429299	Lotto North
NFGC-22-1078	245	-45	71	659191	5429787	Lotto
NFGC-23-1145	5	-42	173	658659	5429192	Monte Carlo
NFGC-23-1147	270	-53	189	659036	5429590	Lotto North
NFGC-23-1151	300	-45	164	658657	5429196	Monte Carlo
NFGC-23-1159	120	-45	242	659367	5430639	Lotto North
NFGC-23-1206	75	-45	149	659178	5430601	Lotto North

Table 3: Details of drill holes reported in this press release

Queensway 500,000m Drill Program Update

The Company is currently undertaking a 500,000m drill program at Queensway and approximately 63,850m of core is currently pending assay results.

Sampling, Sub-sampling, and Laboratory

Assays are uncut, and composite intervals are calculated using a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au.

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found submits samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. Accreditation of the photon assay method at the MSA Val D’Or laboratory is in progress.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 5% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated May 10, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $60 million as of May 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: May 10, 2023	By:	/s/ Collin Kettell
Chief Executive Officer